UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. ___)1

MRV Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.0017
(Title of Class of Securities)
553477100
(CUSIP Number)
ANDREWS KURTH LLP
450 Lexington Avenue, 15th Floor
New York, New York 10017
Attn: David Hoyt
(212) 850-2872
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 1, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP	553477100

1	NAME OF REPORTING PERSONS KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		4,929,722

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,929,722

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,929,722

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		1,712,099

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,819,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,712,099

WITH	10	SHARED DISPOSITIVE POWER

		1,819,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,531,969

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
          The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).
Item 1. Security and Issuer.
          This Schedule 13D relates to shares of the Common Stock, par value $0.0017 (the “Shares”), of MRV Communications, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 20415 Nordhoff Street, Chatsworth, CA 91311.
Item 2. Identity and Background.
          (a) This statement is filed by Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”). Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of the Singer Children’s Management Trust (the “Trust”). Miller has sole or shared dispositive and voting power, respectively, with respect to the shares of the Issuer held indirectly as set forth in Items 3 and 5 below. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
          Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Singer’s principal occupation is investing assets held in the Trust. During the last five years, Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Singer is a citizen of the United States of America.
          Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the last five years, Miller has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
          Singer may be deemed to beneficially own 4,929,722 shares through the Trust, as follows:
          Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $6,543,001.00.

          Miller may be deemed to beneficially own 3,531,969 Shares through the following various entities:
          Miller is the investment advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts (the “Trust A Trusts”), one of which is Trust A-4. The Trust A Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,783,085.16.
          Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $144,900.00.
          Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $1,339.00.
          Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Catherine GST was $50.980.00.
          Miller is the grantor and co-trustee with Kimberly Miller of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was $29,709.81.
          Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller. All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $63,896.85. Another such account (the “Lloyd IV UGMA”) is for the benefit of Lloyd I. Miller, IV. All of the Shares Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA were purchased with money generated and held by the Lloyd IV UGMA. The aggregate purchase price for the Shares purchased by the Lloyd IV UGMA was $100,098.54.
          Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Miller is deemed to beneficially own as the trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Crider GST was $100,979.67.
          Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the Shares Miller is deemed to beneficially own as the co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the Shares Miller is deemed to beneficially own as co-manager of Milfam NG was $2,234,496.21.

Item 4. Purpose of Transaction.
          As set forth as Exhibit 99.1 hereto, the Reporting Persons have formed a “group” (the “Group”) for the purposes of (i) delivering a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) asking the Board to convene a meeting between the Board and significant stockholders of the Issuer to discuss the declaration and payment of a special cash dividend to its stockholders and immediate reconfiguration of the Board, (ii) if the Issuer fails to respond to the Group’s satisfaction, taking certain steps as the Group deems necessary and appropriate, including, without limitation, nominating, and voting in favor of, two persons designated by the Group for election to the Issuer’s Board at a meeting of stockholders of the Issuer, (iii) engaging in discussions with the Board and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.
          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer.
          (a) Singer, as trustee of the Trust, may be deemed to beneficially own 4,929,722 Shares of the Issuer, comprising approximately 3.1% of the outstanding Shares of the Issuer, based on 157,471,931 Shares outstanding as reported in the Issuer’s Form 10-Q filed on August 9, 2011.
          Miller may be deemed to beneficially own 3,531,969 Shares, which is equal to approximately 2.2% of the outstanding Shares of the Issuer, based on 157,471,931 Shares outstanding as reported in the Issuer’s Form 10-Q filed on August 9, 2011. As of the date hereof, 1,404,075 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 43,200 of the Shares beneficially owned by Miller are owned of record by the Catherine GST, 76,669 of the Shares beneficially owned by Miller are owned of record by the Crider GST, 47,331 of the Shares beneficially owned by Miller are owned of record by the Alex UGMA, 76,000 of the Shares beneficially owned by Miller are owned of record by the Lloyd IV UGMA, 25,393 of the Shares beneficially owned by Miller are owned of record by the KSMTR, 1,743,201 of the Shares beneficially owned by Miller are owned of record by Milfam NG, 115,000 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 1,100 of the Shares are owned by the IRA.

          Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
          (b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.
          Miller has sole voting and dispositive power for the Shares owned by Trust A-4, the Alex UGMA, the Lloyd IV UGMA, the KSMTR, the Catherine GST, the IRA and Milfam II. Miller has shared voting and dispositive power for the Shares owned by Milfam NG and Crider GST.
          (c) Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
July 26, 2011	115,000	$1.47
July 27, 2011	50,000	$1.44
July 27, 2011	50,000	$1.42
August 8, 2011	40,250	$1.26
August 9, 2011	50,000	$1.18
August 9, 2011	25,000	$1.15
August 12, 2011	5,570	$1.26
September 1, 2011	250,000	$1.29
September 2, 2011	68,583	$1.29

Lloyd I. Miller, III — Milfam NG LLC

Date of Transaction	Number of Shares Purchased	Price Per Share
August 8, 2011	140,250	$1.235
August 9, 2011	399,750	$1.1829
September 1, 2011	250,000	$1.29
September 2, 2011	68,583	$1.29
          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          None.
Item 7. Material to be Filed as Exhibits.
99.1	Letter, dated September 6, 2011, by Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer.

SIGNATURES
          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated September 8, 2011

KAREN SINGER
By:	/s/ Karen Singer

Lloyd I. Miller, III
By:	/s/ Lloyd I. Miller, III